November 25, 2008
Phillip A. Reinsch
Executive Vice President
and Chief Financial Officer
Submitted Via EDGAR and Facsimile
Jaime G. John
Staff Accountant, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 Fifth Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Capstead Mortgage Corporation (the “Company”) Form 10-K for the year ended December 31, 2007 File No. 001-08896
Dear Ms. John:
     Our responses to the staff’s comments in the November 14, 2008 comment letter are set forth below. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our response.
Form 10-K for the Year Ended December 31, 2007
Exhibit 13
Financial Statements and Notes
Consolidated Statements of Income, page 6
1.	We read your response to comment one. It is still unclear why interest on your unsecured borrowings is not directly related to your portfolio given your statement that long-term investment capital is used to invest in your portfolio of mortgage securities and similar investments. In the event that unsecured borrowings are used for administrative functions rather than for investment purposes, tell us your consideration for removing unsecured borrowings from your description of reported long-term investment capital.

Our $103.1 million in “Unsecured borrowings” consist of junior subordinated notes issued to Delaware statutory trusts formed by us that in turn have issued $100.0 million in trust preferred securities to third party investors and $3.1 million in common trust securities back to Capstead. These securities have stated maturities of 30 years from issuance. As such, these unsecured borrowings (net of $3.1 million in related investments in statutory trusts) are quite similar to our $179.5 million of perpetual
CAPSTEAD MORTGAGE CORPORATION
8401 North Central Expressway Suite 800 Dallas, Texas 75225-4410 (214) 874-2380 Fax (214) 874-2398

Jaime G. John
November 25, 2008

preferred equity capital and we consider both to be components of our long-term investment capital, which totaled $660.1 million at December 31, 2007. Our long-term investment capital is primarily used to invest, on a leveraged basis, in our “Mortgage securities and similar investments” portfolio consisting primarily of agency-guaranteed adjustable-rate mortgage-backed securities and to otherwise support costs of our relatively efficient operating platform that is sized specifically to manage this portfolio.

As we noted in our previous letter to the Commission, on our consolidated statements of income under the caption “Mortgage securities and similar investments,” we present interest income and expense directly related to our portfolio investments in order to present a net margin on these investments, before other revenue and expenses not directly related to the portfolio, such as capital costs and indirect platform expenses. This allows the reader to more fully grasp how the portfolio is performing relative to directly related, secured borrowings used to support the portfolio and before all costs of our long-term investment capital and operating platform.

To conform strictly to a bank holding company presentation would require including in interest expense the costs of all of our borrowings. This would distort the relationship between interest income and yields on our mortgage assets and interest expense and borrowing rates on related secured borrowings, which is a key metric used by management, investors and analysts in evaluating our performance in managing our portfolio relative to our peers. In our view this would greatly detract from the utility of our consolidated statements of income. This distortion would be exacerbated by the inclusion of $259,000 in interest expense on the unsecured borrowings that is, in effect, reimbursed to the Company as “Equity in earnings (losses) of unconsolidated affiliates” by virtue of ownership of $3.1 million in related common trust securities associated with the issuance of $100.0 million in trust preferred securities to third party investors (see NOTE 2 – Accounting Policies, NOTE 5 – Investments in Unconsolidated Affiliates and NOTE 8 – Unsecured Borrowings for discussion of our accounting for these trusts under the provisions of FIN46).

As we noted in our previous letter to the Commission, relative to our consideration as to the use of a bank holding company presentation as required by Article 9 of Regulation S-X and SAB Topic 11.K., we concluded that these provisions are not directly applicable to us because we are not a bank holding company. We also concluded that because our efforts are focused almost exclusively on investing in a portfolio of agency-guaranteed residential mortgage-backed securities financed with secured borrowings, the guidance was not particularly relevant to us as it would be if we were involved in lending activities in any material way or in taking deposits like, for instance, a savings and loan holding company.

Jaime G. John
November 25, 2008

In future filings we will make it more clear that the components of interest income and expense presented under the caption “Mortgage securities and similar investments,” pertain specifically to this portfolio and related secured borrowings as follows:

Mortgage securities and similar investments:
Interest income pertaining to these investments	$310,698
Interest expense on related secured borrowings	(266,901)

43,797

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Financial Statements and Notes
Consolidated Statements of Operations, page 4
2.	We note that you have included cash dividends declared per share on the face of your Statements of Operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

Our disclosure of dividends declared in our quarterly reports on Form 10-Q conforms to Item 10-01 (b)(2) of Regulation S-X for the presentation of interim financial statements.
Certifications
3.	We note your response to comment five of our letter dated August 21, 2008. However we continue to note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include deleting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and deleting the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5. Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

We will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K in all applicable future filings.
          We respectfully submit the foregoing for your consideration in response to your comment letter dated November 14, 2008. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

Jaime G. John
November 25, 2008

United States. If you have any further questions concerning this filing, please contact me at (214) 874-2380 or via email at preinsch@capstead.com.

Sincerely,
/s/ Phillip A. Reinsch
Phillip A. Reinsch
Executive Vice President and Chief Financial Officer

cc:	Cicely LaMothe – U.S. Securities and Exchange Commission (via facsimile)
Andrew F. Jacobs – Capstead Mortgage Corporation (via facsimile)
David Barbour – Andrews Kurth LLP (via facsimile)
Muriel C. McFarling – Andrews Kurth LLP (via facsimile)
Leslie Carroll – Ernst Young (via facsimile)